CE Capital Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:		
(Loss) for year	$	(18,895)
Adjustments to reconcile loss to net		
cash provided/(used) by operating activities:		
(Increase) decrease in:		
Prepaid charges and other current assets		(2,429)
Deferred tax asset, net		(6,600)
Increase (decrease) in:		
Accounts payable		717
Net cash used by operating activities		(27,207)
Net decrease in cash and cash equivalents		(27,207)
Cash and cash equivalents, beginning of the year		161,682
Cash and cash equivalents, end of the year	$	134,475
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.